EXHIBIT 99.1

                             FOR IMMEDIATE RELEASE

CONTACTS:
MEDIA                    INVESTORS
Robert W. Stewart        Michael S. Kraft
703-762-5175             703-762-5359
888-894-7812             800-981-5994

TELIGENT RAISES $500 MILLION IN NEW CAPITAL; INVESTOR GROUP LED BY MICROSOFT,
  HICKS MUSE

    VIENNA, VA., November 5, 1999 - Teligent, an integrated communications company, today announced that it has raised $500 million in new capital to expand the company's buildout of local broadband networks across the country and around the world. The investor group is led by Microsoft Corporation, the world's leading software company, and private equity firm Hicks, Muse, Tate & Furst Incorporated. Other investors include Chase Capital Partners, DB Capital Partners and Olympus Partners.

    Microsoft and Hicks Muse each will invest $200 million in Teligent Convertible Preferred Stock due 2014 (the "Preferred Stock"). The conversion price of $57.50 per share represents a 28 percent premium over the previous five-day average closing price on the date the agreement was reached.

    At closing, the private equity group will own approximately 14 percent of Teligent's outstanding common stock on an as-converted basis. Hicks Muse will nominate Tom Hicks, Chairman and Chief Executive Officer of Hicks Muse, to become a member of Teligent's Board of Directors.

    "This investment represents a very strong endorsement of Teligent, our strategy and our management team," said Teligent Chairman and Chief Executive Officer Alex J. Mandl. "This new capital will provide funding for Teligent's core business initiatives into 2001 and our initial expansion into international markets. In addition, we expect to work closely with Microsoft as we expand our data and Internet initiatives," Mandl added.

    The investment will speed deployment of advanced, digital broadband communications networks, Mandl said. Teligent's local networks use fixed wireless equipment in conjunction with other broadband technology to deliver voice and data services to customers at speeds significantly faster than permitted by traditional copper wire.

    "Teligent has made tremendous strides since the company launched service in its first markets just one year ago," said Hicks Muse Partner Michael J. Levitt. "We are very excited about working with Alex and his exceptional management team, and we believe that this new partnership will enable Teligent to build on the impressive momentum it already has established," Levitt added.

    "Teligent and Microsoft share a vision of creating new broadband pathways to deliver digital information with greater speed and efficiency," said Microsoft Senior Vice President and Chief Financial Officer Gregory B. Maffei. "Working together, we aim to make it easier for business customers everywhere to communicate, collaborate and compute."

    Microsoft, Hicks Muse, Chase Capital, DB Capital and Olympus are among the most prominent investors in the fast-growing telecommunications and media industries. Together, they have been involved in dozens of highly successful communications-related transactions. Chase Securities, Inc., initiated and acted as agent on this transaction.

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    The terms of the security specify an annual dividend rate of 7 3/4 percent payable quarterly. The investors may convert the Convertible Preferred Stock to common stock at any time, and Teligent may call the security for redemption after five years.

    Based in Vienna, Va., Teligent, Inc. (NASDAQ: TGNT) is a full-service, integrated communications company that is offering small and medium-sized business customers local, long distance, high-speed data and dedicated Internet services over its digital SmartWave(TM) local networks in 34 major markets throughout the United States. Teligent's offerings of regulated services are subject to tariff approval.

    Since its formation in 1989, Hicks, Muse, Tate & Furst Incorporated has completed or currently has pending more than 300 transactions with an aggregate capital value in excess of $37 billion. Hicks Muse is the leading global media and telecommunications investment firm with over $2.5 billion of invested equity in those sectors. Headquartered in Dallas, the firm also has offices in New York, London, Mexico City and Buenos Aires.

    Chase Capital Partners, an affiliate of The Chase Manhattan Corporation, is a global private equity organization with approximately $10 billion under management, including over $1 billion committed to the media & telecommunications industry. DB Capital Partners, Inc., an affiliate of Deutsche Bank AG, is a global private equity organization that has invested over $1 billion in more than 100 transactions since 1996. Founded in 1988, Olympus Partners is a private equity investment firm based in Stamford, Connecticut with over $1 billion under management.

FOR MORE INFORMATION, VISIT THE TELIGENT WEBSITE AT: WWW.TELIGENT.COM

TELIGENT AND SMARTWAVE ARE TRADEMARKS OF TELIGENT, INC.

EXCEPT FOR ANY HISTORICAL INFORMATION, THE MATTERS DISCUSSED IN THIS PRESS RELEASE CONTAIN FORWARD-LOOKING STATEMENTS THAT REFLECT THE COMPANY'S CURRENT VIEWS REGARDING FUTURE EVENTS. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD AFFECT THE COMPANY'S GROWTH, OPERATIONS, MARKETS, PRODUCTS AND SERVICES. THE COMPANY CANNOT BE SURE THAT ANY OF ITS EXPECTATIONS WILL BE REALIZED. FACTORS THAT MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENT TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY ITS FORWARD LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION: 1) THE COMPANY'S PACE OF ENTRY INTO NEW MARKETS; 2) THE TIME AND EXPENSE REQUIRED TO BUILD THE COMPANY'S PLANNED NETWORK AND ISP INFRASTRUCTURE; 3) REGULATORY APPROVALS AND THE IMPACT OF CHANGES IN TELECOMMUNICATIONS LAWS AND REGULATIONS; 4) GENERAL ECONOMIC AND COMPETITIVE CONDITIONS; 5) TECHNOLOGICAL DEVELOPMENTS; 6) OTHER FACTORS DISCUSSED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.